UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

CHINA PROPERTIES DEVELOPMENTS, INC.
(Name of Issuer)

ORDINARY (COMMON) SHARES
(Title of Class of Securities)

16941N 10 7
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [  ]  Rule 13d-1(b)
      [  ]  Rule 13d-1(c)
      [X] Rule 13d-1(d)

1.       Names of Reporting Persons: Rong Wu
          I.R.S. Identification Nos. of above persons (entities only).  No I.R.S. Identification No. – N/A

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b) X
___________________________________________________________________________________________

3.       SEC Use Only
___________________________________________________________________________________________

4.       Citizenship or Place of Organization – Chinese Citizen
                Number of                            5.       Sole Voting Power – 1,533,000
                Shares
                Beneficially                           6.       Shared Voting Power – None.
                Owned by
                Each Reporting                     7.       Sole Dispositive Power – 1,533,000
                Person With:
                                                            8.       Shared Dispositive Power-None.

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:  1,533,000

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

11.      Percent of Class Represented by Amount in Row (9): 8.85%

12.      Type of Reporting Person (See Instructions): IN

Item 1.

       (a)     China Properties Developments, Inc.

       (b)     89 Chang’an Middle Road, Yangming International Tower, Flrs. 26/27, Xi’an, China 710061

Item 2.

       (a)     Rong Wu

       (b)     89 Chang’an Middle Road, Yangming International Tower, Flrs. 26/27

       (c)     Xi’an, China

       (d)     Common Shares

       (e)     CUSIP Number: N/A

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

       (a)[   ]Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

       (b)[   ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

       (c)[   ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

       (d)[   ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

       (e)[   ]An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

       (f)[   ]An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

       (g)[   ]A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

       (h)[   ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i)[   ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

       (j)[   ]Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)     Amount beneficially owned: 1,533,000 common shares

       (b)     Percent of class: 8.85%

       (c)     Number of shares as to which the person has: 1,533,000

                (i)      Sole power to vote or to direct the vote: Yes.

                (ii)     Shared power to vote or to direct the vote: No.

                (iii)    Sole power to dispose or to direct the disposition of: Yes.

                (iv)    Shared power to dispose or to direct the disposition of:  No.

Item 5.   Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

Not Applicable

Item 9.   Notice of Dissolution of Group

Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2007

/s/ Rong Wu
________________________________
Rong Wu